SUN LIFE FINANCIAL TO ESTABLISH A DIVIDEND REINVESTMENTAND SHARE PURCHASE PLAN

(TORONTO, May 9, 2006) – Sun Life Financial Inc. (TSX, NYSE: "SLF") today announced that it intends to establish a Dividend Reinvestment and Share Purchase Plan (DRIP). Through the DRIP, shareholders who elect to participate will be able to have their dividend payments automatically reinvested in Sun Life Financial common shares.

"We are pleased to add a convenient means of reinvesting dividends and purchasing shares to our services for common shareholders,” said Donald A. Stewart, Chief Executive Officer.

Sun Life Financial will engage CIBC Mellon Trust Company, its transfer agent, as plan administrator for the DRIP. Enrolment details are expected to be available when the October 2006 dividend is distributed. Further details about the DRIP will be posted to the Company’s website as they become available. The DRIP, which will be a participant pay plan, will initially be available to common shareholders who reside in Canada. The company is working with its transfer agent with a view to establishing a Dividend Reinvestment Plan for shareholders who reside in the United States.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2006, the Sun Life Financial group of companies had total assets under management in excess of CDN$400 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Media Relations Contact:		Shareholder Services Contact:
Susan Jantzi		Rossana Majchrowski
Manager, Media Relations		Shareholder Services Specialist
Tel: 519-888-3160		Tel: 416-979-4035
susan.jantzi@sunlife.com		shareholderservices@sunlife.com